February 17, 2022

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Delaying Amendment for JR Resources Corp. Registration Statement on Form S-4 (File No. 333-262449)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-262449) filed by JR Resources Corp. (the “Company”) on February 1, 2022, as amended (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please do not hesitate to contact Richard Raymer or Nicole Strydom of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7388 or (612) 492-6214, respectively.

Sincerely,

JR Resources Corp.

By:	/s/ Jonathan Awde
Jonathan Awde
President & CEO